P.E. 9/1/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Reconciliation to Israeli GAAP of Elron's consolidated financial statements for the (i) six months ended June 30, 2002, (ii) six months ended June 30, 2001, (iii) three months ended June 30, 2002, (iv) three months ended June 30, 2001 and (v) year ended December 31, 2001. This reconciliation was filed by Discount Investment Corporation Ltd., Registrant's controlling shareholder, with the Tel Aviv Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: September 5, 2002

RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

A. STATEMENTS OF OPERATIONS:

For the six months ended June 30, 2002 -

	As reported	Adjustments	As per Israeli GAAP
Net loss	(23,416)	(1,657)	(25,073)
Basic and diluted net loss per share	(1.00)	(0.07)	(1.07)

For the six months ended June 30, 2001 -

	As reported	Adjustments	As per Israeli GAAP
Net loss	(21,031)	1,218	(19,813)
Basic and diluted net loss per share	(0.99)	0.05	(0.94)

For the three months ended June 30, 2002 -

	As reported	Adjustments	As per Israeli GAAP
Net loss	(15,155)	(1,848)	(17,003)
Basic and diluted net loss per share	(0.59)	(0.07)	(0.66)

For the three months ended June 30, 2001 -

	As reported	Adjustments	As per Israeli GAAP
Net loss	(11,056)	1,262	(9,794)
Basic and diluted net loss per share	(0.52)	0.06	(0.46)

For the year ended December 31, 2001 -

	As reported	Adjustments	As per Israeli GAAP
Net loss	(50,814)	4,299	(46,515)
Basic net loss per share	(2.40)	0.2	(2.20)
Diluted net loss per share	(2.41)	0.2	(2.21)

RECONCILIATION TO ISRAELI GAAP (Cont.)

B. BALANCE SHEETS:

As of June 30, 2002 -

	As reported	Adjustments	As per Israeli GAAP
Total assets	441,040	(151,119)	289,921
Total liabilities including minority interest	148,951	(32,925)	116,026
Total shareholders' equity	292,089	(118,194)	173,895

As of December 31, 2001 -

	As reported	Adjustments	As per Israeli GAAP
Total assets	326,310	(53,795)	272,515
Total liabilities including minority interest	87,597	(241)	87,356
Total shareholders' equity	238,713	(53,554)	185,159

(1) According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to Israeli GAAP, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities were recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

(2) As a result of the purchase of DEP, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which were accounted for by Elron at cost, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

RECONCILIATION TO ISRAELI GAAP (Cont.)

B. BALANCE SHEETS: (Cont.)

(3) Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually (or more frequently if impairment indicators arise) for impairment. According to Israeli GAAP, all intangibles, including goodwill should be amortized.

(4) According to U.S. GAAP the fair value of options to acquire shares of affiliated companies held by Elron is recorded as liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss for Elron.

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